SCM TRUST

FORM OF

EXPENSE LIMITATION AGREEMENT

This Expense Limitation Agreement (this “Agreement”) is by and between CCM Patners, LLP, dba Shelton Capital Management (the “Advisor”) and SCM Trust (the “Trust”), on behalf of each series of the Trust set forth in Schedule A attached hereto (each, a “Fund,” and, collectively, the “Funds”).

RECITALS

WHEREAS, the Trust is an open-end management investment company organized under the laws of the State of Massachusetts and registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company;

WHEREAS, the Advisor is a California Limited Partnership registered as an investment advisor under the Investment Advisers Act of 1940, as amended;

WHEREAS, the Trust and the Advisor have entered into an interim investment advisory agreement dated June 8, 2016 (the “Advisory Agreement”) pursuant to which the Advisor provides investment management services to each Fund for compensation based on the value of the average daily net assets of each such Fund;

WHEREAS, the Trust and the Advisor have determined that it is appropriate and in the best interests of each Fund and its shareholders to maintain the expenses of the Funds below the levels to which the Funds might otherwise be subject.

NOW THEREFORE, in consideration of the promises and mutual covenants herein, the parties hereto agree as follows:

1.	Expense Limitation

a.	Other Expenses Limit. To the extent that the “Other Expenses” incurred by each share class of a Fund in any fiscal year exceed the Maximum Annual Other Expenses Limit as defined in Section 1(b) below, such excess amount (the “Excess Amount”) shall be the liability of the Advisor. As used in this Agreement, the term “Other Expenses” includes all expenses incurred by a Fund (including the amortized portion of the Trust’s initial organizational expenses incurred by the Advisor prior to the commencement of operations) except for the management fee paid to the Advisor and any Distribution and Service (12b-1) Fees that may be payable by certain share classes of the Fund. Notwithstanding the foregoing, “Other Expenses” does not include interest, taxes, brokerage commissions, expenditures which are capitalized in accordance with generally accepted accounting principles, dividends payable on securities sold short and other expenses related to short sales, acquired fund fees and expenses, and extraordinary expenses not incurred in the ordinary course of such Fund’s business.

b.	Maximum Annual Other Expenses Limit. The “Maximum Annual Other Expenses Limit” with respect to each share class of a Fund shall be the amount specified in Schedule A based on a percentage of the average daily net assets of each share class of that Fund.

c.	Method of Computation. To determine the Advisor’s liability with respect to the Excess Amount, each month the Other Expenses for each share class of a Fund shall be annualized as of the last day of the month. If the annualized Other Expenses for any month for any share class of any Fund exceed the Maximum Annual Other Expenses Limit of such share class, the Advisor shall remit to the appropriate share class or share classes of that Fund an amount that is sufficient to pay such Excess Amount.

d.	Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the payments remitted by the Advisor to the share class of a Fund with respect to the previous fiscal year shall equal the Excess Amount.

e.	Recovery of Previously Waived Fees. The Advisor may recover any previously waived fees and paid expenses from the Fund pursuant to this agreement for three years from the date they were waived or paid. The Advisor’s ability to recover any previously waived fees and paid expenses is subject to the Expense Reimbursement as in effect at the same time such fees were waived or expenses were paid.

2.	Reimbursement of Expense Reimbursements and Waived Management Fees

a.	Reimbursement. If in any fiscal year in which the Advisory Agreement is in effect for a share class of a Fund, the estimated aggregate Other Expenses of share class for the fiscal year are less than the Maximum Annual Other Expenses Limit for that year, the Advisor shall be entitled to reimbursement by such share class, in whole or in part as provided below, of the payments remitted by the Advisor to such share class pursuant to Section 1 hereof. The total amount of reimbursement to which the Advisor may be entitled (“Reimbursement Amount”) shall equal, at any time, the sum of all payments remitted by the Advisor to a specific share class of a Fund pursuant to Section 1 hereof that are not considered “Stale”, less any reimbursement previously paid by such share class to the Advisor, pursuant to Section 2(b) hereof, with respect to such waivers and payments. Payments become “Stale” and are not permitted to be included in the Reimbursement Amount calculation three (3) years after they were originally paid. The Reimbursement Amount shall not include any additional charges or fees whatsoever, including, e.g., interest accruable on the Reimbursement Amount.

b.	Method of Computation. To determine each share class of a Fund’s payments, if any, to reimburse the Advisor for the Reimbursement Amount, each month the Other Expenses of each share class of a Fund shall be annualized as of the last day of the month. If the annualized Other Expenses of a share class for any month are less than the Maximum Annual Other Expenses Limit of such share class, such share class shall pay to the Advisor an amount sufficient to increase the annualized Other Expenses of that share class to an amount no greater than the Maximum Annual Other Expenses Limit of that share class, provided that such amount paid to the Advisor will in no event exceed the total remaining Reimbursement Amount.

c.	Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the actual Other Expenses of a share class of a Fund for the prior fiscal year (including any reimbursement payments hereunder with respect to such fiscal year) do not exceed the Maximum Annual Other Expenses Limit.

d.	Limitation of Liability. The Advisor shall look only to the assets of a share class of a Fund for which it waived fees or remitted payments for reimbursement under this Agreement and for payment of any claim hereunder, and neither the Funds, nor any of the Trust’s trustees, officers, employees, agents, or shareholders, whether past, present or future shall be personally liable therefor.

3.	Term and Termination of Agreement. This Agreement will become effective xx/xx/2016 and will continue through at least xx/xx/2017, and may be terminated before that date only by the Board of Trustees. This Agreement may be extended upon written consent of the Advisor. This Agreement shall terminate automatically upon the termination of the Advisory Agreement and may be terminated without penalty before the date set forth on Schedules.

4.	Miscellaneous.

a.	Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

b.	Interpretation. Nothing herein contained shall be deemed to require the Trust or the Funds to take any action contrary to the Trust’s Declaration of Trust, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Funds.

c.	Definitions. Any question of interpretation of any term or provision of this Agreement, including, but not limited to, the management fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

d.	Applicable Law. This Agreement shall be interpreted, construed, and enforced in accordance with the laws of the state of Massachusetts, without reference to the conflict of laws principles thereof.

e.	Severability. If any portion of this Agreement shall be found to be invalid or unenforceable by a court or tribunal or regulatory agency of competent jurisdiction, the remainder shall not be affected thereby, but shall have the same force and effect as if the invalid or unenforceable portion had not been part of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

SCM TRUST

By:
Name:	Teresa Axelson
Title:	Chief Compliance Officer

SHELTON CAPITAL MANAGEMENT

By:
Name:	Steve Rogers
Title:	Chief Executive Officer

Schedule A

As amended XX/XX, 2016

Expense Limitations

Fund	Maximum Annual “Other Expenses” Limit
	Investor Class	Institutional Class
Shelton Real Estate Income Fund	0.35%	0.35%
Shelton BDC Income Fund	0.35%	0.35%

Fund	Total Fund Expense Limitations exclusive of “Acquired Fund Fees and Expenses
	Investor Class	Institutional Class
Shelton Tactical Credit Fund	1.69%	1.44%
Shelton International Select Equity Fund	1.19%	0.94%

SCM TRUST		SHELTON CAPITAL MANAGEMENT

By:		By:
Name:	Teresa Axelson	Name:	Steve Rogers
Title:	Chief Compliance Officer	Title:	Chief Executive Officer

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